Exhibit 16.1

May 25, 2023

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Ladies and Gentlemen:

We have read Item 4.01 of Form 8-K dated May 25, 2023, of Tile Shop Holdings, Inc. and are in agreement with the statements contained in the paragraphs three, four and five on page one therein. We have no basis to agree or disagree with other statements of the registrant contained therein.

/s/ Ernst & Young LLP

Minneapolis, MN

A member firm of Ernst & Young Global Limited